
082-03470


10016355


SEC MAIL PROCESSING
RECEIVED
SEP 21 2010
WASH. D.C.
200
SECTION




100 Inspiring Years
1910-2010

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 2288 9371
Fax : 91 33 2288 4016/1256/2259/2260

16th September, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

<u>Allotment of Shares under the Company's Employee Stock Option Schemes</u>

In terms of the Listing Agreement, we write to advise that the Company on 16th September, 2010 has issued and allotted 60,49,160 Ordinary Shares of Re.1/- each, upon exercise of 6,04,916 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 16th September, 2010, the Issued and Subscribed Share Capital of the Company stands increased to Rs.766,54,65,320/- divided into 766,54,65,320 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary


100 Inspiring Years
1910-2010

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


SEC MAIL PROCESSING
RECEIVED
SEP 21 2010
WASH. D.C.
200
SECTION